Louis Taubman (Admitted NY)
Email: ltaubman@lhttlaw.com

November 5, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Jpak Group, Inc
Registration Statement on Form S-1/A
File No. 333-164100

Dear Sir or Madam:

We are counsel to Jpak Group, Inc (the “Company”).  On behalf of our client, we are filing this request to withdraw the Company’s Registration Statement on Form S-1/A (File No. 333-164100) that was filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, together with the exhibits thereto under the Securities Act of 1933, as amended.  The Registration Statement was not declared effective.

The filing was submitted as an S-1/A in error.  It should have been filed as a Post Effective Amendment. We corrected the error and file it as the Post Effective Amendment No. 4 to Form S-1 today, November 5, 2010.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman______________
By: Louis Taubman,
Attorney at Law